                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AROC Inc.
   ---------------------------------------------------------------------------
                              (Name of the Issuer)

                                    AROC Inc.
                          AROC Texas Acquisition, Inc.
                                MPAC Energy, LLC
   ---------------------------------------------------------------------------
                       (Names of Persons Filing Statement)

                   Common Stock -- $0.001 par value per share
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    0024J102
   ---------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Frank A. Lodzinski
                                    AROC Inc.
                            110 Cypress Station Drive
                                    Suite 220
                              Houston, Texas 77090
                                 (281) 537-9920
   ---------------------------------------------------------------------------
      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

   Mr. W. Alan Kailer                                   Mr. Timothy T. Samson
   Jenkens & Gilchrist                                  Thompson & Knight LLP
   1445 Ross Avenue,                                    1200 Smith Street,
   Suite 3200                                           Suite 3600
   Dallas, Texas 75202                                  Houston, Texas 77002

   ---------------------------------------------------------------------------


This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act")

b. / / The filing of a registration statement under the Securities Act of 1933.

c.  / /  A tender offer.

d.  / /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

Check the following box if the filing is a final amendment reporting the results of the transaction: / /

                            Calculation of Filing Fee



    ----------------------------------------------------------------------
         Transaction valuation*                Amount of filing fee
    ----------------------------------------------------------------------
              $668,445.08                             $133.69

    ----------------------------------------------------------------------


* As of August 21, 2001, there were 11,140,918 shares of Common Stock outstanding and owned by AROC Inc. stockholders other than AROC Texas Acquisition, Inc. ("AROC Texas"), a wholly owned subsidiary of MPAC Energy, LLC. In the merger described in the Information Statement incorporated herein, each share of Common Stock not held by AROC Texas will (subject to appraisal rights) be converted into the right to receive $0.06 in cash. The total fee paid equals one-fiftieth of one percent of the aggregate cash payment in the merger to AROC stockholders other than AROC Texas. Such fee is offset in its entirety as set forth below.

/ / Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $458.80

     Form or Registration No.: Schedule TO

     Filing Party: AROC Inc.

     Date Filed: May 14, 2001

                                  INTRODUCTION

This Schedule 13E-3 is being filed jointly by AROC Inc., a Delaware corporation ("AROC"), MPAC Energy, LLC, a Texas limited liability company ("MPAC"), and AROC Texas Acquisition, Inc., a Delaware corporation which is a wholly owned subsidiary of MPAC ("AROC Texas"). AROC, MPAC, and AROC Texas are parties to an Agreement and Plan of Merger, dated August 22, 2001 (the "Merger Agreement"), pursuant to which AROC Texas will be merged with and into AROC, under the terms and subject to the conditions set forth in the Merger Agreement. A copy of the Merger Agreement has been filed by AROC as Appendix B to the Preliminary Information Statement on Schedule 14C of AROC (the "Information Statement") which is filed as Exhibit (a) to this Schedule 13E-3.

The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Information Statement of the information required to be included in this Schedule 13E-3. Unless otherwise indicated, all cross references below are to captions and subcaptions in the text of the Information Statement. The information in the Information Statement, including all appendices thereto, is hereby expressly incorporated herein by reference as set forth in the cross reference sheet below and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Information Statement and such appendixes. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Information Statement.

                              CROSS REFERENCE SHEET

Item 1.  Summary Term Sheet.

The information set forth in the section of the Information Statement entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The information set forth in the section of the Information Statement entitled "The Parties--AROC Inc.," "--MPAC Energy, LLC," and "--AROC Texas Acquisition, Inc." is incorporated herein by reference.

(b) The class of equity securities that is the subject of the Rule 13e-3 transaction to which this Transaction Statement relates is common stock, $.001 par value, of AROC ("Common Stock"). The information set forth in the section of the Information Statement entitled "Information Concerning the Special Meeting--Record Date; Voting at the Meeting; Quorum" is incorporated herein by reference.

(c)-(f) The information set forth under "Item 5--Market for Registrant's Common Equity and Related Shareholder Market Information and Dividends" in AROC's annual report on Form 10-K for the year ended December 31, 2000 is incorporated herein by reference.

Item 3.  Identity and Background of Filing Persons.

(a) This Schedule 13E-3 is being filed jointly by AROC, as the issuer of the equity securities which is the subject of this Rule 13e-3 transaction, and MPAC and AROC Texas, as affiliates of AROC as defined in Rule 13e-3(a)(1). The information set forth in the sections of the Information Statement entitled "The Parties--AROC Inc.," "--MPAC Energy, LLC," and "--AROC Texas
Acquisition, Inc." is incorporated herein by reference. MPAC's business address is 1100 Louisiana, Suite 3150, Houston, Texas 77002, and the business telephone number is (713)659-6100. AROC Texas' business address is 1100 Louisiana, Suite 3150, Houston, Texas 77002, and the business telephone number is (713)659-6100. See Schedule 1 attached hereto.

(b) The information set forth in the sections of the Information Statement entitled "The Parties--AROC Inc.," "--MPAC Energy, LLC," and "--AROC Texas Acquisition, Inc." is incorporated herein by reference. See also
Schedule 1 attached hereto.

(c)      See Schedule 1 attached hereto.

To the knowledge of the filing persons, none of the individuals identified in
Schedule 1 hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the individuals identified in Schedule 1 hereto is a citizen of the United States of America, with the exception of (i) Alan B. Henderson and William W. Vanderfelt who are all citizens of the United Kingdom, (ii) Leo G. Deschuyteneer who is a citizen of Belgium, (iii) James F. Ladner who is a citizen of Switzerland, (iv) Juan Carlos Braniff who is a citizen of Mexico, and (v) Energy Capital Investment Company, PLC, which was organized under the laws of England.

Item 4.  Terms of the Transaction.

(a)      Material Terms.

The information set forth in the sections of the Information Statement entitled "Summary Term Sheet," "Information Concerning the Special Meeting," and "The Merger" is incorporated herein by reference.

(c)      Different Terms.

The information set forth in the section of the Information Statement entitled "The Merger--Interests of Certain Persons in the Merger" is incorporated herein by reference.

(d)      Appraisal Rights.

The information set forth in the section of the Information Statement entitled "Appraisal Rights" is incorporated herein by reference.

(e)      Provisions for Unaffiliated Security Holders.

None.

(f)      Eligibility for Listing or Trading.

Not applicable.

Term 5.  Past Contracts, Transactions, Negotiations and Agreements.

(a)      Transactions.

The information set forth in the section of the Information Statement entitled "The Merger--Background of AROC's Offer and the Merger" is incorporated herein by reference.

(b)      Significant Corporate Events.

The information set forth in the section of the Information Statement entitled "The Merger--Background of AROC's Offer and the Merger" is incorporated herein by reference.

(c)      Negotiations or Contracts.

The information set forth in the section of the Information Statement entitled "The Merger--Background of AROC's Offer and the Merger" is incorporated herein by reference.

(e)      Agreements Involving the Subject Company's Securities.

The information set forth in the sections of the Information Statement entitled "Summary Term Sheet," "The Merger--Interests of Certain Persons in the Merger," and "--Background of AROC's Offer and the Merger" is incorporated herein by reference.

Term 6.  Purposes of the Transaction and Plans or Proposals.

(b)      Use of Securities Acquired.

The information set forth in the sections of the Information Statement entitled "The Merger--Merger Agreement" is incorporated herein by reference.

(c)      Plans

The information set forth in the sections of the Information Statement entitled "The Merger--Background of AROC's Offer and the Merger," and "--Merger Agreement" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a)      Purposes.

The information set forth in the sections of the Information Statement entitled "The Merger--Background of AROC's Offer and the Merger," "--Reasons For and Purpose of the Tender Offer and Merger," "--Opinion of Financial Advisor to the Special Committee," and "--Position of MPAC and AROC Texas and Reasons for Merger" is incorporated herein by reference.

(b)      Alternatives.

The information set forth in the sections of the Information Statement entitled "The Merger--Background of AROC's Offer and the Merger," "--Reasons For and Purpose of the Tender Offer and Merger," "--Opinion of the Financial Advisor to the Special Committee," and "--Position of MPAC and AROC Texas and Reasons for Merger" is incorporated herein by reference.

(c)      Reasons.

The information set forth in the sections of the Information Statement entitled "The Merger--Background of AROC's Offer and the Merger," "--Reasons For and Purpose of the Tender Offer and Merger," "--Opinion of the Financial Advisor to the Special Committee," and "--Position of MPAC and AROC Texas and Reasons for Merger" is incorporated herein by reference.

 (d)     Effects.

The information set forth in the sections of the Information Statement entitled "The Merger--Reasons For and Purpose of the Tender Offer and Merger," "--Merger Agreement," and "--Certain U.S. Federal Income Tax Consequences of the Merger" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

(a)      Fairness.

The information set forth in the section of the Information Statement entitled "The Merger--The Board's Approval and the Special Committee's Recommendation," and "--Position of MPAC and AROC Texas and Reasons for Merger" is incorporated herein by reference.

(b)      Factors Considered in Determining Fairness.

The information set forth in the section of the Information Statement entitled "The Merger--The Board's Approval and the Special Committee's Recommendation," "--Position of MPAC and AROC Texas and Reasons for Merger," and "--Opinion of the Financial Advisor to the Special Committee" is incorporated herein by reference.

(c)      Approval of Security Holders.

The information set forth in the section of the Information Statement entitled "Summary Term Sheet" is incorporated by reference.

(d)      Unaffiliated Representative.

The information set forth in the section of the Information Statement entitled "The Merger--The Board's Approval and the Special Committee's Recommendation" is incorporated herein by reference.

(e)      Approval of Directors.

The information set forth in the section of the Information Statement entitled "The Merger--The Board's Approval and the Special Committee's Recommendation" is incorporated herein by reference.

(f)      Other Offers.

The information set forth in the section of the Information Statement entitled "The Merger--Background of AROC's Offer and the Merger" is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a)      Report, Opinion or Appraisal.

The information set forth in the section of the Information Statement entitled "The Merger--Opinion of the Financial Advisor to the Special Committee" is incorporated herein by reference.

(b)      Preparer and Summary of the Report, Opinion or Appraisal.

The information set forth in the sections of the Information Statement entitled "The Merger--Background of AROC's Offer and the Merger," "--Opinion of the Financial Advisor to the Special Committee" and "Appendix A--Opinion of Randall & Dewey, Inc." is incorporated herein by reference.

(c)      Availability of Documents.

The opinion of Randall & Dewey, Inc. will be made available for inspection and copying at the principal executive offices of AROC during its regular business hours by any interested equity security holder of AROC or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)      Source of Funds.

The information set forth in the section of the Information Statement entitled "The Merger--Financing of the Merger" is incorporated herein by reference.

(b)      Conditions.

None.

(c)      Expenses.

The information set forth in the section of the Information Statement entitled "The Merger--Financing of the Merger" is incorporated herein by reference.

(d)      Borrowed Funds.

The information set forth in the section of the Information Statement entitled "The Merger--Financing of the Merger" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)      Security Ownership.

The information set forth in the section of the Information Statement entitled "Securities Ownership" is incorporated herein by reference.

(b)      Securities Transactions.

The information set forth in the section of the Information Statement entitled "Securities Ownership," and "The Merger--Background of AROC's Offer and the Merger" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d)      Intent to Tender or Vote in a Going-Private Transaction.

The information set forth in the section of the Information Statement entitled "Information Concerning the Special Meeting--Required Vote; Effect of Abstentions and Non-Votes," "The Merger--The Board's Approval and the Special Committee's Recommendation," and "--Reasons for and Purpose of the Tender Offer and Merger" is incorporated herein by reference.

(e)      Recommendations of Others.

The information set forth in the section of the Information Statement entitled "The Merger--The Board's Approval and the Special Committee's Recommendation," and "--Position of MPAC and AROC Texas and Reasons for Merger" is incorporated herein by reference.

Item 13. Financial Statements.

(a)      Financial Information.

(1) The audited financial statements and notes thereto for AROC included in AROC's Annual Report on Form 10-K for the year ended December 31, 2000, a copy of which was previously mailed to AROC's stockholders are incorporated herein by reference.

(2) The unaudited balance sheets, comparative year-to-date income statements and related earning per share data, and statements of cash flows and comprehensive income for AROC included in AROC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 are incorporated herein by reference.

(3) The ratio of earnings to fixed charges for the two most recent fiscal years for AROC included in AROC's Annual Report on Form 10-K for the year ended December 31, 2000, a copy of which was previously mailed to AROC's stockholders are incorporated herein by reference.

(4) The Book Value per share of AROC common stock as of the date of the most recent balance sheet presented included in AROC's Annual Report on Form 10-K for the year ended December 31, 2000, a copy of which was previously mailed to AROC's stockholders are incorporated herein by reference.

(b)      Pro Forma Information.

Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)      Solicitations or Recommendations.

The information set forth in the section of the Information Statement entitled "The Merger--Opinion of the Financial Advisor to the Special Committee," and "Appendix A--Opinion of Randall & Dewey, Inc." is incorporated herein by reference.

 (b)     Employees and Corporate Assets.

None.

Item 15. Additional Information.

(b)      Other Material Information.

None.

Item 16. Exhibits.

(a) Preliminary Information Statement on Schedule 14C relating to the merger of AROC Texas Acquisition, Inc. with and into AROC Inc.*

(b)      Not applicable.

(c) Opinion of Randall & Dewey, Inc. dated April 16, 2001 included as Appendix A to the Preliminary Information Statement.*

(d) Agreement and Plan of Merger dated August 22, 2001 among AROC Inc., AROC Texas Acquisition, Inc., and MPAC Energy, LLC included as Appendix B to the Preliminary Information Statement.*

(f) Section 262 of the Delaware General Corporation Law included as Appendix C to the Preliminary Information Statement.*

(g)      Not applicable.

* Incorporated by reference to the Schedule 14C Information Statement filed by AROC Inc. dated August 23, 2001.

After due and inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 23, 2001           AROC INC.



                                   By: /s/ Frank A. Lodzinski
                                       -----------------------------------------
                                       Name:    Frank A. Lodzinski
                                       Title:   President and Chief Executive
                                                Officer


Dated:   August 23, 2001           AROC TEXAS ACQUISITION, INC.



                                   By: /s/ Robert L. Zorich
                                       -----------------------------------------
                                       Name:    Robert L. Zorich
                                       Title:   President


Dated:   August 23, 2001           MPAC ENERGY, LLC



                                   By: /s/ Robert L. Zorich
                                       -----------------------------------------
                                       Name:    Robert L. Zorich
                                       Title:   President

                             EXHIBIT INDEX

The following is a list of the exhibits filed herewith:

(a) Preliminary Information Statement on Schedule 14C relating to the merger of AROC Texas Acquisition, Inc. with and into AROC Inc.*

(b) Agreement and Plan of Merger dated August 22, 2001 among AROC Inc., AROC Texas Acquisition, Inc., and MPAC Energy, LLC.*

(c) Opinion of Randall & Dewey, Inc. dated April 16, 2001 included as Appendix A to the Preliminary Information Statement.*

(f) Section 262 of the Delaware General Corporation Law included as Appendix C to the Preliminary Information Statement.*

* Incorporated by reference to the Schedule 14C Information Statement filed by AROC Inc. dated August 23, 2001.

Schedule 1



                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the members of the board of managers of MPAC, (ii) the executive officers and directors of Energy Capital Investment Company, PLC, (iii) the managing directors of EnCap Investments L.L.C., (iv) the directors and executive officers of El Paso Capital Investments, L.L.C., (v) the directors and executive officers of El Paso Merchant Energy North America Company, and (vi) the directors and executive officers of El Paso Corporation, are set forth below:



                                                                                  Name, Principal Business Address
                                   Capacity in                                   of Organization in which Principal
          Name and                   Which                 Principal                        Occupation
      Business Address               Serves                Occupation                      is Conducted
      ----------------               ------                ----------                      ------------
(i) MPAC ENERGY, LLC

Gary R. Petersen                    Manager            Managing Director             EnCap Investments L.L.C.
1100 Louisiana                 MPAC Energy, LLC     EnCap Investments L.L.C.              1100 Louisiana
Suite 3150                                                                                  Suite 3150
Houston, TX 77002                                                                      Houston, Texas 77002

D. Martin Phillips                  Manager            Managing Director             EnCap Investments L.L.C.
1100 Louisiana                 MPAC Energy, LLC     EnCap Investments L.L.C.              1100 Louisiana
Suite 3150                                                                                  Suite 3150
Houston, TX 77002                                                                      Houston, Texas 77002

Robert L. Zorich                 President and         Managing Director             EnCap Investments L.L.C.
1100 Louisiana                      Manager         EnCap Investments L.L.C.        1100 Louisiana, Suite 3150
Suite 3150                     MPAC Energy, LLC                                        Houston, Texas 77002
Houston, TX 77002

Robert Swanson                  Vice President,    Vice President, Secretary             MPAC Energy, LLC
13101 Northwest Fwy.             Secretary and       and Treasurer of MPAC             13101 Northwest Fwy.
Suite 320                      Treasurer of MPAC          Energy, LLC                        Suite 320
Houston, Texas  77040             Energy, LLC                                          Houston, Texas 77040


                                                                                     Name, Principal Business Address
                                      Capacity in                                   of Organization in which Principal
          Name and                       Which                Principal                        Occupation
      Business Address                   Serves               Occupation                      is Conducted
      ----------------                   ------               ----------                      ------------

(ii)  ENERGY CAPITAL INVESTMENT COMPANY PLC.

Leo G. Deschuyteneer                   Director of       Executive Director of                Sofina SA
38 Rue de Naples                      Energy Capital           Sofina SA                   38 Rue de Naples
B-1050                                  Investment                                              B-1050
Brussels, Belgium                      Company PLC                                             Brussels

Alan B. Henderson                      Director of       Chairman of Ranger Oil          Ranger Oil (UK) Ltd.
Ranger House                          Energy Capital           (UK) Ltd.                     Ranger House
Walnut Tree Close                       Investment                                        Walnut Tree Close
Guildford, Surrey                      Company PLC                                        Guildford, Surrey
GU1 4HS                                                                                        GU1 4HS

James F. Ladner                        Director of       Executive Director of           RP & C International
Gartenstrasse 10                      Energy Capital      RP & C International             Gartenstrasse 10
CH-8002                                 Investment                                             CH-8002
Zurich, Switzerland                    Company PLC                                       Zurich, Switzerland

Gary R. Petersen                         Director          Managing Director           EnCap Investments L.L.C.
1100 Louisiana                        Energy Capital    EnCap Investments L.L.C.            1100 Louisiana
Suite 3150                              Investment                                            Suite 3150
Houston, TX 77002                      Company PLC                                       Houston, Texas 77002

William W. Vanderfelt                    Director         Managing Partner of               Petercam S.A.
19 Place Sainte-Gudule                Energy Capital         Petercam S.A.              19 Place Sainte-Gudule
B-1000                                  Investment                                              B-1000
Brussels, Belgium                      Company PLC                                        Brussels, Belgium


                                                                                  Name, Principal Business Address
                                   Capacity in                                   of Organization in which Principal
          Name and                   Which                 Principal                        Occupation
      Business Address               Serves                Occupation                      is Conducted
      ----------------               ------                ----------                      ------------

(iii) ENCAP INVESTMENTS L.L.C.

David B. Miller                 Managing Director          Managing Director           EnCap Investments L.L.C.
3811 Turtle Creek Blvd.         EnCap Investments      EnCap Investments L.L.C.        3811 Turtle Creek Blvd.,
Suite 1080                            L.L.C.                                                  Suite 1080
Dallas, TX 75219                                                                          Dallas, Texas 75219

Gary R. Petersen                Managing Director          Managing Director           EnCap Investments L.L.C.
1100 Louisiana                  EnCap Investments      EnCap Investments L.L.C.       1100 Louisiana, Suite 3150
Suite 3150                            L.L.C.                                               Houston, TX 77002
Houston, TX 77002

D. Martin Phillips              Managing Director          Managing Director           EnCap Investments L.L.C.
1100 Louisiana                  EnCap Investments      EnCap Investments L.L.C.       1100 Louisiana, Suite 3150
Suite 3150                            L.L.C.                                               Houston, TX 77002
Houston, TX 77002

Robert L. Zorich                Managing Director          Managing Director           EnCap Investments L.L.C.
1100 Louisiana                  EnCap Investments      EnCap Investments L.L.C.       1100 Louisiana, Suite 3150
Suite 3150                            L.L.C.                                               Houston, TX 77002
Houston, TX 77002


                                                                                  Name, Principal Business Address
                                   Capacity in                                   of Organization in which Principal
          Name and                   Which                 Principal                        Occupation
      Business Address               Serves                Occupation                      is Conducted
      ----------------               ------                ----------                      ------------

(iv) EL PASO CAPITAL INVESTMENTS, L.L.C.

Ralph Eads                           President            President of El Paso           El Paso Merchant Energy
1001 Louisiana St.                                  Merchant Energy North America         North America Company
Houston, Texas 77002                                          Company                       1001 Louisiana St.
                                                                                           Houston, Texas 77002

H. Brent Austin          Executive Vice President and  Executive Vice President and         El Paso Merchant Energy
1001 Louisiana Street       Chief Financial  Officer   Chief Financial Officer, El          North America Company
Houston, Texas 77002                                   Paso Merchant Energy North            1001 Louisiana Street
                                                            America Company                  Houston, Texas 77002

Joel Richards III                 Executive Vice        Executive Vice President          El Paso Merchant Energy
1001 Louisiana St.                 President                   of El Paso                   North America Company
Houston, Texas 77002                                  Merchant Energy North America          1001 Louisiana St.
                                                                 Company                     Houston, Texas 77002

Britton White Jr.        Executive Vice President, Law   Executive Vice President, Law         El Paso Merchant Energy
1001 Louisiana St.                                                of El Paso                  North America Company
Houston, Texas 77002                                    Merchant Energy North America          1001 Louisiana St.
                                                                   Company                      Houston, Texas 77002

Jeffrey I. Beason            Senior Vice President          Senior Vice President            El Paso Merchant Energy
1001 Louisiana St.               and Controller             and Controller of El              North America Company
Houston, Texas 77002                                        Paso Merchant Energy                1001 Louisiana St.
                                                            North America Company             Houston, Texas 77002

Graciela E. Martinez                Senior Vice       Senior Vice President of El           El Paso Merchant Energy
1001 Louisiana St.                   President      Paso Merchant Energy North America       North America Company
Houston, Texas 77002                                            Company                       1001 Louisiana St.
                                                                                             Houston, Texas 77002

Gary R. Petersen                    Senior Vice            Managing Director of             EnCap Investments L.L.C.
1100 Louisiana St., Suite 3150       President           EnCap Investments L.L.C.        1100 Louisiana St., Suite 3150
Houston, Texas 77002                and Senior                                               Houston, Texas 77002
                                  Managing Director

D. Martin Phillps                   Senior Vice           Managing Director of              EnCap Investments L.L.C.
1100 Louisiana St., Suite 3150       President           EnCap Investments L.L.C.         1100 Louisiana St., Suite 3150
Houston, Texas 77002                 and Senior                                                Houston, Texas 77002
                                  Managing Director

Robert L. Zorich                    Senior Vice           Managing Director of              EnCap Investments L.L.C.
1100 Louisiana St., Suite 3150       President          EnCap Investments L.L.C.          1100 Louisiana St., Suite 3150
Houston, Texas 77002                 and Senior                                                Houston, Texas 77002
                                  Managing Director

David B. Miller                     Senior Vice           Managing Director of              EnCap Investments L.L.C.
3811 Turtle Creek Blvd.         President and Senior     EnCap Investments L.L.C.            3811 Turtle Creek Blvd.
Suite 1080                        Managing Director                                                 Suite 1080
Dallas, Texas 75219                                                                             Dallas, Texas 75219

C. Dana Rice                        Senior Vice           Senior Vice President and          El Paso Merchant Energy
1001 Louisiana St.             President and Treasurer  Treasurer of El Paso Merchant          North America Company
Houston, Texas 77002                                    Energy North America Company             1001 Louisiana St.
                                                                                               Houston, Texas 77002

Judy A. Vandagriff                  Senior Vice           Senior Vice President            El Paso Merchant Energy
1001 Louisiana St.                   President             of El Paso Merchant                 North America Company
Houston, Texas 77002                                    Energy North America Company             1001 Louisiana St.
                                                                                               Houston, Texas 77002

Basil R. Woller                    Senior Vice           Senior Vice President and          El Paso Merchant Energy
1001 Louisiana St.            President and General   General Auditor of El Paso Merchant      North America Company
Houston, Texas 77002                 Auditor            Energy North America Company             1001 Louisiana St.
                                                                                               Houston, Texas 77002




                                                                                    Name, Principal Business Address
                                     Capacity in                                   of Organization in which Principal
          Name and                     Which                   Principal                        Occupation
      Business Address                 Serves                  Occupation                      is Conducted
      ----------------                 ------                  ----------                      ------------

(v) EL PASO MERCHANT ENERGY NORTH AMERICA COMPANY

Clark C. Smith                    President, Merchant      President, Merchant           El Paso Merchant Energy
1001 Louisiana Street            Energy North America      Energy North America           North America Company
Houston, Texas 77002                 and Director                                        1001 Louisiana Street
                                                                                          Houston, Texas 77002

John B. Holmes, Jr.                 Chief Operating      Chief Operating Officer,        El Paso Merchant Energy
1001 Louisiana Street              Officer, Merchant      Merchant Energy North           North America Company
Houston, Texas 77002             Energy North America            America                 1001 Louisiana Street
                                                                                          Houston, Texas 77002

Timothy D. Bourn                  Vice President and    Vice President and Senior        El Paso Merchant Energy
1001 Louisiana Street               Senior Managing         Managing Director,            North America Company
Houston, Texas 77002                   Director           Merchant Energy North          1001 Louisiana Street
                                                                 America                  Houston, Texas 77002

Larry M. Kellerman                Vice President and    Vice President and Senior        El Paso Merchant Energy
1001 Louisiana Street               Senior Managing         Managing Director,            North America Company
Houston, Texas 77002                   Director           Merchant Energy North          1001 Louisiana Street
                                                                 America                  Houston, Texas 77002

John L. Harrison                      Senior Vice       Senior Vice President and        El Paso Merchant Energy
1001 Louisiana Street             President and Chief    Chief Financial Officer,         North America Company
Houston, Texas 77002               Financial Officer      Merchant Energy North          1001 Louisiana Street
                                                                 America                  Houston, Texas 77002

W.C. Mack                        Senior Vice President    Senior Vice President,         El Paso Merchant Energy
1001 Louisiana Street                                     Merchant Energy North           North America Company
Houston, Texas 77002                                             America                 1001 Louisiana Street
                                                                                          Houston, Texas 77002

Grady M. Blakley                 Senior Vice President    Senior Vice President,         El Paso Merchant Energy
1001 Louisiana Street                                     Merchant Energy North           North America Company
Houston, Texas 77002                                             America                 1001 Louisiana Street
                                                                                          Houston, Texas 77002

J. Robert Collins, Jr.           Senior Vice President    Senior Vice President,         El Paso Merchant Energy
1001 Louisiana Street                                     Merchant Energy North           North America Company
Houston, Texas 77002                                             America                 1001 Louisiana Street
                                                                                          Houston, Texas 77002

Ralph Eads                             Director         Executive Vice President,         El Paso Corporation
1001 Louisiana Street                                      El Paso Corporation           1001 Louisiana Street
Houston, Texas 77002                                                                      Houston, Texas 77002


                                                                                    Name, Principal Business Address
                                   Capacity in                                     of Organization in which Principal
          Name and                   Which                    Principal                        Occupation
      Business Address               Serves                   Occupation                      is Conducted
      ----------------               ------                   ----------                      ------------

(vi) EL PASO CORPORATION

William A. Wise                   Chairman of the        Director, Chairman of the         El Paso Corporation
1001 Louisiana Street            Board, President,      Board, President, and Chief       1001 Louisiana Street
Houston, Texas 77002              Chief Executive      Executive Officer of El Paso        Houston, Texas 77002
                               Officer, and Director            Corporation

H. Brent Austin                    Executive Vice      Executive Vice President and        El Paso Corporation
1001 Louisiana Street           President and Chief     Chief Financial Officer of        1001 Louisiana Street
Houston, Texas 77002             Financial Officer          El Paso Corporation            Houston, Texas 77002

Ralph Eads                         Executive Vice       Executive Vice President of        El Paso Corporation
1001 Louisiana Street                President              El Paso Corporation           1001 Louisiana Street
Houston, Texas 77002                                                                       Houston, Texas 77002

Joel Richards III                  Executive Vice        Executive Vice President,         El Paso Corporation
1001 Louisiana Street                President              Human Resources and           1001 Louisiana Street
Houston, Texas 77002                                     Administration of El Paso         Houston, Texas 77002
                                                                Corporation

William A. Smith                   Executive Vice        Executive Vice President,         El Paso Corporation
1001 Louisiana Street                President          Business Development of El        1001 Louisiana Street
Houston, Texas 77002                                         Paso Corporation              Houston, Texas 77002

John W. Somerhalder II          President, Pipeline      President, Pipeline Group         El Paso Corporation
1001 Louisiana Street                  Group              of El Paso Corporation          1001 Louisiana Street
Houston, Texas 77002                                                                       Houston, Texas 77002

Britton White Jr.                  Executive Vice      Executive Vice President and        El Paso Corporation
1001 Louisiana Street          President and General    General Counsel of El Paso        1001 Louisiana Street
Houston, Texas 77002                  Counsel                   Corporation                Houston, Texas 77002

Jeffrey I. Beason              Senior Vice President     Senior Vice President and         El Paso Corporation
1001 Louisiana Street              and Controller          Controller of El Paso          1001 Louisiana Street
Houston, Texas 77002                                            Corporation                Houston, Texas 77002

C. Dana Rice                   Senior Vice President     Senior Vice President and         El Paso Corporation
1001 Louisiana Street              and Treasurer           Treasurer of El Paso           1001 Louisiana Street
Houston, Texas 77002                                            Corporation                Houston, Texas 77002

Patricia A. Shelton              President, Western         President of Western       El Paso Natural Gas Company
1001 Louisiana Street            Pipeline Division           Pipeline Division            1001 Louisiana Street
Houston, Texas 77002                                                                       Houston, Texas 77002

E. J. Holm                        Chief Executive        Chief Executive Officer,      El Paso Natural Gas Company
1001 Louisiana Street             Officer, Eastern       Eastern Pipeline Division        1001 Louisiana Street
Houston, Texas 77002             Pipeline Division                                         Houston, Texas 77002


John D. Hushon                    Chief Executive       Chief Executive Officer, El    El Paso Energy International
1001 Louisiana Street             Officer, El Paso              Paso Europe                      Company
Houston, Texas 77002                   Europe                                             1001 Louisiana Street
                                                                                           Houston, Texas 77002

Greg G. Jenkins                 President of El Paso    President of El Paso Global      El Paso Global Networks
1001 Louisiana Street             Global Networks            Networks Company                    Company
Houston, Texas 77002                  Company                                             1001 Louisiana Street
                                                                                           Houston, Texas 77002

Robert G. Phillips              President of El Paso    President of El Paso Field     El Paso Field Services, L.P.
1001 Louisiana Street           Field Services, L.P.           Services L.P.              1001 Louisiana Street
Houston, Texas 77002                                                                       Houston, Texas 77002

James C. Yardley                President, Southern     President, Southern Natural    Southern Natural Gas Company
1001 Louisiana Street           Natural Gas Company             Gas Company               1001 Louisiana Street
Houston, Texas 77002                                                                       Houston, Texas 77002

John B. Holmes, Jr.               Chief Operating       Chief Operating Officer of       El Paso Merchant Energy
1001 Louisiana Street            Officer, Merchant         Merchant Energy Group          North America Company
Houston, Texas 77002                Energy Group                                          1001 Louisiana Street
                                                                                           Houston, Texas 77002

Stephen C. Beasley              President, Tennessee     President, Tennessee Gas     Tennessee Gas Pipeline Company
1001 Louisiana Street           Gas Pipeline Company         Pipeline Company             1001 Louisiana Street
Houston, Texas 77002                                                                       Houston, Texas 77002

James J. Cleary                    President, ANR        President of ANR Pipeline         ANR Pipeline Company
1001 Louisiana Street             Pipeline Company                Company                 1001 Louisiana Street
Houston, Texas 77002                                                                       Houston, Texas 77002

Byron Kelly                      President, El Paso      President, El Paso Energy     El Paso Energy International
1001 Louisiana Street           Energy International       International Company                 Company
Houston, Texas 77002                                                                      1001 Louisiana Street
                                                                                           Houston, Texas 77002

Tom Wade                        President, Merchant     President, Merchant Energy         Coastal States Crude
1001 Louisiana Street             Energy Petroleum           Petroleum Markets              Gathering Company
Houston, Texas 77002                  Markets                                             1001 Louisiana Street
                                                                                           Houston, Texas 77002

Rod Erskine                      President, El Paso        President of El Paso         El Paso Production Company
1001 Louisiana Street                Production             Production Company            1001 Louisiana Street
Houston, Texas 77002                                                                       Houston, Texas 77002

Byron Allumbaugh                      Director           Retired Chairman, Ralphs        610 Newport Center Drive
610 Newport Center Drive,                                     Grocery Company                   Suite 210
Suite 210                                                                                Newport Beach, CA 92660
Newport Beach, CA 92660

David A. Arledge                 Non-Executive Vice     Non-Executive Vice Chairman        El Paso Corporation
1001 Louisiana Street          Chairman of the Board      of the Board of El Paso         1001 Louisiana Street
Houston, Texas 77002                                            Corporation                Houston, Texas 77002

John M. Bissell                       Director           Chairman of the Board of              Bissell Inc.
2345 Walker Ave., N.W.                                         Bissell Inc.               2345 Walker Ave., N.W.
Grand Rapids, MI 49501                                                                    Grand Rapids, MI 49501


Juan Carlos Braniff                   Director                Vice Chairman,           Universidad 1200, Col. XOCO
Universidad 1200, Col.                                   Grupo Financiero Bancomer        Mexico, D.F.C.P. 03339
XOXO
Mexico, D.F.C.P. 03339

James F. Gibbons                      Director             Professor at Stanford           Stanford University
Stanford University                                        University School of          Paul G. Allen Center for
Paul G. Allen Center for                                        Engineering                 Integrated Systems
Integrated Systems                                                                      Room 201 (Mail Stop 4075)
Room 201 (Mail Stop 4075)                                                                   Stanford, CA 94305
Stanford, CA 94305

Anthony W. Hall, Jr.                  Director            City Attorney, City of        Attorney, City of Houston
P.O. Box 1562                                                     Houston                     P.O. Box 1562
Houston, Texas 77025                                                                       Houston, Texas 77251

Ronald L. Kuehn, Jr.                  Director              Business Consultant            El Paso Corporation
1001 Louisiana Street                                                                     1001 Louisiana Street
Houston, Texas 77002                                                                       Houston, Texas 77002

J. Carleton MacNeil Jr.               Director             Securities Consultant        7020 Port Washington Road,
7020 Port Washington Road,                                                                      Suite 200
Suite 200                                                                                  Milwaukee, WI 53217
Milwaukee, WI 53217

Thomas R. McDade                      Director            Senior Partner, McDade,     McDade, Fogler, Marnes, L.L.P.
Two Houston Center                                        Fogler, Marnes, L.L.P.            Two Houston Center
909 Fannin, Suite 1200                                                                    909 Fannin, Suite 1200
Houston, Texas 77010                                                                       Houston, Texas 77010

Malcolm Wallop                        Director          Chairman, Western Strategy        Western Strategy Group
Western Strategy Group                                             Group                    1100 Wilson Blvd.,
1100 Wilson Blvd.,                                                                              Suite 1400
Suite 1400                                                                                 Arlington, VA 22209
Arlington, VA 22209

Joe B. Wyatt                          Director             Chancellor Emeritus,           Vanderbilt University
Vanderbilt University                                      Vanderbilt University            211 Kirkland Mall
211 Kirkland Mall                                                                          Nashville, TN 37240
Nashville, TN 37240
